650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

August 14, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention:	Stephen Krikorian
MorganYoungwood
Ji Shin
Matthew Crispino

Re:	SouFun Holdings Limited

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed April 28, 2015

File No. 001-34862

Ladies and Gentlemen:

On behalf of SouFun Holdings Limited (the “Company”), we submit this letter in response to a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July9, 2015 relating to the above referenced filing in connection with the Form 20-F for the year ended December 31, 2014 filed on April 28, 2015 (the “2014 Form 20-F”).

The Company submits the following responses to the Staff’s comments (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference).

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 5. Operating and Financial Review and Prospects

Key Operating and Financial Performance Metrics, page 55

1.	We note from your disclosures on page 39 that you had 151,337 and 190,168 paying subscribers to your basic listing services as of December 31, 2014 and 2013. Please tell us your consideration of disclosing the average revenue per paying subscriber for each period presented. In addition, tell us your consideration of disclosing the number of new paying agent subscribers and the retention rates for existing paying agent subscribers for each period presented. This appears to be important information necessary to understanding your business and results of operations. We refer you to Items 5A and 5D of Form 20-F and Section III.B of SEC Release 33-8350.

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Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

August 14, 2015

RESPONSE:

The Company advises the Staff that the average revenue per paying subscriber for 2012, 2013 and 2014 was US$536, US$840 and US$711, respectively. The decrease of the average revenue per paying subscriber in 2014 compared to 2013 was primarily due to discounts we offered to real estate agency clients since the end of June 2014. The increase of the average revenue per paying subscriber in 2013 compared to 2012 was primarily due to an increase in unit price of our basic listing service products. The Company proposes to disclose the average revenue per paying subscriber for each period presented in its future Form 20-F filings. In addition, rather than disclosing the number of paying subscribers as of the end of each period presented, the Company proposes to disclose the average number of paying subscribers for each period presented in its future Form 20-F filings.

With respect to the Staff’s suggestion to disclose the number of new paying agent subscribers and the retention rates for existing paying agent subscribers, the Company believes that investors will be able to easily calculate the net changes in paying subscribers by period based on the average number of paying subscribers for each period presented which the Company proposes to disclose in its future Form 20-F filings. With qualitative analysis of the trend in paying subscriber changes, the Company believes that investors have sufficient information to evaluate the performance of the Company’s basic listing services, which depends on the net effect of the enrollment and cancellation of paying subscribers in any given year, and that the requested additional disclosure is not material to aid that evaluation.

Results of Operations

Revenues, page 70

2.	We note from your disclosures that marketing service revenues are derived from advertising services, which include banners, links, logos and floating signs on your websites and mobile apps. Please tell us your consideration of providing price and volume disclosures such as the number of paid clicks or impressions and average cost per click or impression for each period presented. We refer you to the guidance in Item 5(A)(1) of Form 20-F.

RESPONSE:

The Company advises the Staff that it cannot quantify the number of paid clicks or impressions, and in turn the average cost per click or impression, without undue hardship as the Company does not use these operating metrics to monitor the provision of its advertising services. Instead, the pricing for the Company’s marketing services is primarily based on the length of time, the positioning of the advertisement and geographical location. First, customers generally pay the Company fixed fees calculated on a daily basis to place their advertisement on the Company’s websites and mobile apps. Second, the price is also determined by the positioning of the advertisement on the Company’s websites and mobile apps. Third, the Company hosts local websites devoted to contents from different geographical locations, which also play a part in the determining the price. For example, an advertising link displayed in a more prominent position on the Company’s websites will have a higher price than a link displayed in a less noticeable position on the same page, or an advertising link displayed on the Company’s local website of a tier-one city will have a higher price than a link displayed in the same position on the local website of a less developed city.

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

August 14, 2015

The interaction of these factors affects the final pricing for each advertising banner, link, logo or floating sign that the Company sells. The differences in pricing do not directly or linearly correlate with clicks or impressions generated from such advertisement. As such, the Company believes that the requested additional metrics would not provide meaningful information for investors to evaluate the performance of the Company’s advertising services.

Item 15. Controls and Procedures, page 107

3.	Please confirm to us definitively whether there has been any change in your internal control over financial reporting identified during the period that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. If there has been such a change, please provide us with a comprehensive description of the change. In addition, please confirm that you will clearly state in all future annual reports whether there were any such changes in your internal control over financial reporting pursuant Item 15(d) of Form 20-F.

RESPONSE:

The Company confirms that there were no changes in its internal control over financial reporting identified during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. In addition, the Company confirms that it will clearly state in all its future annual reports whether there were any such changes in its internal control over financial reporting pursuant to Item 15(d) of Form 20-F.

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

August 14, 2015

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

4.	We note that your auditors audited the company’s internal control over financial reporting based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Tell us how this framework is consistent with the framework used by management, which used the 1992 framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the company’s internal control over financial reporting. Refer to PCAOB Auditing Standard No. 5, paragraph 5, for further guidance.

RESPONSE:

The Company advises the Staff that there was a scrivener’s error on Page 107 of the 2014 Form 20-F under Item 15 Controls and Procedures – Management’s Annual Report on Internal Control over Financial Reporting. The Company’s internal control over financial reporting used by management was based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) rather than 1992 framework in Internal Control-Integrated Framework. The Company has revised the disclosure on Page 4 of the Amendment No.1 to the 2014 Form 20-F.

Note 2. Summary of Significant Accounting Policies

Earnings per Share, page F-36

5.	Please tell us your consideration of providing disclosures to indicate whether the Class B ordinary shareholders have the legal ability to cause the Board of Directors to declare unequal dividends to the holders of Class A and Class B ordinary shares, notwithstanding the likelihood of that occurring. We refer you to the guidance in Item 8(A)(8) of Form 20-F and ASC 260-10-55.

RESPONSE:

The Company advises the Staff that class B ordinary shareholders do not have the legal ability to cause the Board of Directors to declare unequal dividends to the holders of Class A and Class B ordinary shares in accordance with the Company’s Memorandum and Articles of Association as currently in effect. On page F-36 of the 2014 Form 20-F, the Company disclosed that “[t]he liquidation and dividend rights of the holders of the Group’s Class A and Class B ordinary shares are identical, except with respect to voting.”

The Company proposes to include the information that “[t]he Class B ordinary shareholders do not have the legal ability to cause the Company’s board of directors to declare unequal dividends to the holders of Class A and Class B ordinary shares” in its accounting policy for earnings per share in Note 2 to the consolidated financial statements in its future Form 20-F filings in accordance with ASC 260-10-55.

* * * * *

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

August 14, 2015

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding the 20-F, please do not hesitate to contact Ms. Dan Ouyang of this firm at 86-10-6529-8308, Barry E. Taylor of this firm at (650) 849-3329 or me at (650) 320-4509.

Sincerely yours,

Wilson Sonsini Goodrich & Rosati

Professional Corporation

/s/ Julia Reigel

Julia Reigel

cc:	SouFun Holdings Limited
Vincent Tianquan Mo, Executive Chairman

Wilson Sonsini Goodrich & Rosati, P.C.
Barry E. Taylor
Dan Ouyang

Ernst & Young Hua Ming LLP
Eric Li
Kay Deng